SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33654; File No. 812-15033

Mutual of America Life Insurance Company, et al.

October 2, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to

section 26(c) of the Investment Company Act of 1940, as amended (the "Act") and an order of

exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

Applicants: Mutual of America Life Insurance Company ("Mutual of America"), Wilton

Reassurance Life Company of New York ("Wilton," and together with Mutual of America,

the "Companies"), Mutual of America Separate Account No. 2, Mutual of America Separate

Account No. 3, American Separate Account No. 2, and American Separate Account No. 3 (the

"Separate Accounts," and together with the Companies, the "Section 26 Applicants"); and

Mutual of America Variable Insurance Portfolios, Inc. ("Investment Corporation II") and

Mutual of America Capital Management LLC (the "Adviser," and collectively with

Investment Corporation II and the Section 26 Applicants, the "Section 17 Applicants").

Summary of Application: The Section 26 Applicants seek an order pursuant to section 26(c) of

the Act, approving the substitution of shares issued by certain investment portfolios (the

"Existing Portfolios") of Mutual of America Investment Corporation ("Investment Corporation

I") for shares of certain investment portfolios of the Investment Corporation II (the "Replacement

Portfolios"), held by the Separate Accounts to support certain variable annuity insurance

contracts ("Non-Qualified Annuity Contracts") and variable life insurance contracts (the "Life

Insurance Contracts").[1] The Section 17 Applicants seek an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions.

Filing Dates: The application was filed on May 15, 2019 and amended on August 20, 2019 and September 27, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 28, 2019 and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Mutual of America Life Insurance Company, 320 Park Avenue, New York, New York 10022.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Senior Counsel, at (202) 551-7345, or Trace W. Rakestraw, Branch Chief at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

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[1] The variable annuity contracts that are issued in connection with retirement plans or individual retirement annuities under the Code (other than the individual retirement annuities issued by American Separate Account No. 2) are referred to herein as the "Qualified Annuity Contracts." The Non-Qualified Annuity Contracts, the Life Insurance Contracts, and the Qualified Annuity Contracts are collectively referred to herein as the "Contracts."

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov.search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Mutual of America is a mutual life insurance company organized under the laws of the state of New York and is authorized to transact its business in 50 states and the District of Columbia.

2.   Wilton is a life insurance company organized under New York law and is authorized to transact the business of life insurance, including annuities, in all 50 states, the Virgin Islands, and the District of Columbia. Wilton was a wholly-owned subsidiary of a holding company that was, in turn, 100% owned by Mutual of America. Mutual of America sold the holding company that owned Wilton but retained full authority and responsibility to take all actions in regard to American Separate Account No. 2 and American Separate Account No. 3, under an agreement with the holding company, and assumptively reinsured the variable contracts offered through those accounts.

3.   Each Separate Account meets the definition of "separate account," as defined in section 2(a)(37) of the Act and rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the Act as unit investment trusts. The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. The Companies are the legal owners of the assets in their respective Separate Accounts. The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series

thereof.

4.   The Contracts are individual and group flexible premium variable annuity and variable life insurance contracts. Each Contract is registered under the Securities Act of 1933, as amended (the "1933 Act") on Form N-4 or Form N-6 (or, in the case of the variable life insurance contract supported by American Separate Account No. 3, on Form S-6). Each Contract has particular fees, charges, and investment options, as described in the Contracts' respective prospectuses.

5.   As set forth under each Contract, as well as in the prospectus for each Contract, the Companies reserve the right to substitute shares of the underlying fund for shares of another underlying fund. The substitutions will be performed only for the Non-Qualified Annuity Contracts and the Life Insurance Contracts. The substitutions will not affect the Qualified Annuity Contracts.

6.   The Companies, on their own behalf and on behalf of their Separate Accounts, propose to exercise their contractual rights to substitute underlying funds currently available under the Contracts for different underlying funds ("Substitutions" or each, a "Substitution"), as shown in the table below:

Substitution No.	Existing Portfolio	Replacement Portfolio
1	Equity Index Fund	Equity Index Portfolio
2	All America Fund	All America Portfolio
3	Small Cap Value Fund	Small Cap Value Portfolio
4	Small Cap Growth Fund	Small Cap Growth Portfolio
5	Small Cap Equity Index Fund	Small Cap Equity Index Portfolio
6	Mid Cap Value Fund	Mid Cap Value Portfolio
7	Mid-Cap Equity Index Fund	Mid-Cap Equity Index Portfolio
8	Composite Fund	Moderate Allocation

Substitution No.	Existing Portfolio	Replacement Portfolio
		Portfolio
9	International Fund	International Portfolio
10	Money Market Fund	Money Market Portfolio
11	Mid-Term Bond Fund	Mid-Term Bond Portfolio
12	Bond Fund	Bond Portfolio
13	Retirement Income Fund	Retirement Income Portfolio
14	2010 Retirement Fund	2010 Retirement Portfolio
15	2015 Retirement Fund	2015 Retirement Portfolio
16	2020 Retirement Fund	2020 Retirement Portfolio
17	2025 Retirement Fund	2025 Retirement Portfolio
18	2030 Retirement Fund	2030 Retirement Portfolio
19	2035 Retirement Fund	2035 Retirement Portfolio
20	2040 Retirement Fund	2040 Retirement Portfolio
21	2045 Retirement Fund	2045 Retirement Portfolio
22	2050 Retirement Fund	2050 Retirement Portfolio
23	2055 Retirement Fund	2055 Retirement Portfolio
24	2060 Retirement Fund	2060 Retirement Portfolio
25	Conservative Allocation Fund	Conservative Allocation Portfolio
26	Moderate Allocation Fund	Moderate Allocation Portfolio
27	Aggressive Allocation Fund	Aggressive Allocation Portfolio

7.   The Existing Portfolios are series of Investment Corporation I, a Maryland

corporation registered as an open-end management investment company under the Act (File

No. 811-05084) and whose shares are registered under the 1933 Act (File No. 033-06486).

Investment Corporation I issues separate classes (or series) of shares, each of which represents

a separate portfolio of investments. There are currently 27 series of Investment Corporation I;

they are the Existing Portfolios. Investment Corporation I intends to begin offering shares of

its series directly to the general public through the retail market.

8.   The Replacement Portfolios are series of Investment Corporation II, a Maryland

corporation. On June 13, 2019, Investment Corporation II filed a new registration statement on

Form N-1A to register as an open-end management investment company under the Act (File

No. 811-23449) and to register shares of the Replacement Portfolios under the 1933 Act (File

No. 333-232095). There will be 26 series of Investment Corporation II; they are the

Replacement Portfolios. Investment Corporation II was formed for the purpose of performing

the Substitutions. However, new series of Investment Corporation II may be established in the

future, and the series of Investment Corporation II may be made available as investment

allocation options under variable insurance contracts of the Companies other than the Non-

Qualified Annuity Contracts and the Life Insurance Contracts.

9.   The Adviser serves as the investment adviser for the Existing Portfolios and the

Replacement Portfolios. The Adviser is a Delaware limited liability company that is registered

as an investment adviser under the Investment Advisers Act of 1940. A sub-adviser has not

been engaged to manage any of the Portfolios.

10.   Applicants state that the primary purpose of the Substitutions is to preserve the

favorable tax treatment of the Non-Qualified Annuity Contracts and the Life Insurance

Contracts that are currently supported by the Existing Portfolios. With exception of

Substitution No. 8, each Existing Portfolio and its corresponding Replacement Portfolio have

identical investment objectives, strategies, and risks and substantially identical fee structures

(with different expense ratios due to differences in net assets). With respect to Substitution No.

8, the Existing Portfolio and its corresponding Replacement Portfolio have substantially similar

objectives, strategies, and risks, and the Replacement Portfolio has a lower expense ratio. The

Portfolios are advised by the same Adviser and share a common board of directors. As such,

the Substitutions will permit owners of the Non-Qualified Annuity Contracts ("Non-Qualified

Annuity Contract Owners") and owners of the Life Insurance Contracts ("Life Insurance

Contract Owners") to maintain the favorable tax treatment of their Non-Qualified Annuity and

Life Insurance Contracts and continue their investments in substantially identical underlying

funds (or a substantially similar underlying fund with respect to Substitution No. 8).

11. In order to preserve that favorable tax treatment, Section 26 Applicants propose

to reallocate contract values attributable to the Non-Qualified Annuity and Life Insurance

Contracts from the Existing Portfolios to the Replacement Portfolios. Applicants represent that

the Substitutions will preserve the favorable tax treatment of the Non-Qualified Annuity and

Life Insurance Contracts because the Replacement Portfolios will be offered only under

variable annuity and life insurance contracts. The Replacement Portfolios will not be sold

directly to the general public through the retail market.

12. Mutual of America will cause the Adviser to enter into a written contract with

Investment Corporation II whereby, for a period of two years following the date of substitution

for each Substitution (the "Substitution Date"), the Adviser will, at least as frequently as the

last business day of each fiscal quarter, reimburse the expenses of the Replacement Portfolio to

the extent that the net annual operating expenses of the Replacement Portfolio (after taking into

account any other fee waivers or expense reimbursements) for such period exceed, on an

annualized basis, the net annual operating expenses of the Existing Portfolio for the most

recent fiscal year preceding the date of the application (the "Expense Caps"). Any amounts

waived or reimbursed by the Adviser will not be subject to recoupment rights. Any Expense

Cap that applies to a Replacement Portfolio as a condition of this application is separate and

apart from any other contractual expense reimbursement agreement between Investment

Corporation II and the Adviser. To the extent that an Expense Cap caps a Replacement

Portfolio's net annual operating expenses at a lower percentage of net assets than any other

contractual expense reimbursement agreement between Investment Corporation II and the

Adviser, such other contractual expense reimbursement agreement will have no practical

impact on the Replacement Portfolio's net annual operating expenses due to the operation of

the Expense Cap. In addition, for each Substitution, the Section 26 Applicants will not

increase the Contract fees and charges that would otherwise be assessed under the terms of the

Contracts for the Non-Qualified Annuity and Life Insurance Contract Owners for a period of at

least two years following the Substitution Date.

       13.   Applicants represent that as of the Substitution Date, the Separate Accounts will

redeem shares of the applicable Existing Portfolios for cash and/or in-kind. Redemption

requests and purchase orders will be placed simultaneously so that the Non-Qualified Annuity

and Life Insurance Contract values will remain fully invested at all times.

       14.   Each Substitution will be effected at the relative net asset values of the

respective shares of the Replacement Portfolios in conformity with section 22(c) of the Act and

rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section

26 Applicants. The Substitutions will be effected without change in the amount or value of any

Non-Qualified Annuity and Life Insurance Contracts.[2]

       15.   Non-Qualified Annuity and Life Insurance Contract Owners will not incur any

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[2] The Section 26 Applicants note that, because the Substitutions will occur at relative net asset value, and the fees and charges under the Non-Qualified Annuity and Life Insurance Contracts will not change as a result of the Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions. What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

fees or charges as a result of the Substitutions. The obligations of the Section 26 Applicants, and the rights of the Non-Qualified Annuity and Life Insurance Contract Owners, under the Contracts will not be altered in any way. The Companies and/or their affiliates (other than Investment Corporation II) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. No fees or charges will be paid by the Non-Qualified Annuity and Life Insurance Contract Owners to effect the Substitutions. The Substitutions will not cause the Contract fees and charges currently being paid by Non-Qualified Annuity and Life Insurance Contract Owners to be greater after any Substitution than before the Substitution. In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

16.   From the date of the Pre-Substitution Notice (defined below) through 30 days following the Substitution Date, Non-Qualified Annuity and Life Insurance Contract Owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on a Substitution Date, values under Non-Qualified Annuity and Life Insurance Contracts attributable to investments in the applicable Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, for each Substitution, except with respect to frequent trading restrictions described in the Contracts' prospectuses, the Companies will not exercise any rights reserved under their policies to impose restrictions on transfers between the

subaccounts for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

17.   For each Substitution, at least 30 days prior to the Substitution Date, Non-Qualified Annuity and Life Insurance Contract Owners will be notified via prospectus supplements (i) that the Section 26 Applicants received or expect to receive Commission approval of the Substitution and (ii) of the anticipated Substitution Date (the "Pre-Substitution Notice"). Pre-Substitution Notices sent to Non-Qualified Annuity and Life Insurance Contract Owners (including a subset of contract owners that own inactive contracts ("Inactive Contract Owners")) will be filed with the Commission pursuant to rule 497(e) under the 1933 Act. The Pre-Substitution Notice will also advise Non-Qualified Annuity and Life Insurance Contract Owners of their pre- and post-Substitution rights. For each Substitution, the Section 26 Applicants will also deliver to affected Non-Qualified Annuity and Life Insurance Contract Owners (including Inactive Contract Owners), at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

18.   In addition, within five business days after the Substitution Date, Non-Qualified Annuity and Life Insurance Contract Owners (including Inactive Contract Owners) whose assets were allocated to the Replacement Portfolio as part of the Substitution will be sent a written notice (a "Confirmation") informing them that the Substitution was carried out as previously notified. The Confirmation will also restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the values of the Non-Qualified Annuity or Life Insurance Contract Owner's positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

Legal Analysis:

      1.   The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the Substitutions. Section 26(c) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

      2.   The Section 26 Applicants submit that the Substitutions meet the standards set forth in section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns that Congress intended to address when the Act was amended to include this provision. Applicants state that they are seeking the Substitutions to preserve the favorable tax treatment of the Non-Qualified Annuity Contracts and the Life Insurance Contracts. A key feature of annuity and life insurance contracts is the deferral of federal income taxes on the accumulated earnings within such contracts if fund shares supporting such contracts are not offered directly to the general public. The Existing Portfolios are presently sold in a manner that facilitates the deferral of federal income taxes on the accumulated earnings under the Non-Qualified Annuity and Life Insurance Contracts. However, in an effort to expand the markets to which the Existing Portfolios are offered, Investment Corporation I intends to begin offering shares of the Existing Portfolios directly to the general public through the retail market. While this initiative will generally benefit the Existing Portfolios, and will not affect the tax treatment of the Qualified Annuity Contracts, it would result in the Non-Qualified Annuity and Life Insurance Contracts no longer receiving tax deferral unless the Substitutions are performed.

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3.	Companies have reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts' prospectuses disclose this right.

4.	The Section 26 Applicants submit that the Substitutions are not of the type that section 26 was designed to prevent because they will not result in costly forced redemptions, nor will they affect any other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase of the Contracts to allocate and reallocate their Contract values among the investment options available under the Contracts. Accordingly, after the Substitutions, each Non-Qualified Annuity and Life Insurance Contract Owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract. Moreover, for each Substitution, the Section 26 Applicants will offer Non-Qualified Annuity and Life Insurance Contract Owners the opportunity to transfer amounts out of the affected subaccounts which, as with all transfers under the Contracts, will be without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfers) for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Non-Qualified Annuity and Life Insurance Contract Owners at least 30 days before the Substitution Date) and ending no earlier than 30 days after the Substitution Date. The Substitutions, therefore, will not result in the type of forced redemption that section 26(c) was designed to prevent.

5.	The Substitutions are also unlike the type of substitution that section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the Substitutions will not affect the type of benefits offered by the Companies under the Contracts, or numerous other rights and privileges associated with the Contracts.

6.   The Section 17 Applicants request an order under section 17(b) exempting them from the provisions of section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the Substitutions. The Section 17 Applicants state that because the Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

7.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

8.   The Section 17 Applicants state that the proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts. Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, the Section 17 Applicants provide that to the extent that the Companies, the Separate Accounts, the Adviser, Investment Corporation II, or the Replacement Portfolios are deemed to be affiliated persons of one another under section 2(a)(3) or section 2(a)(9) of the Act, it is conceivable that this aspect of the Substitutions could be viewed as being prohibited by section 17(a). Accordingly, the Section 17 Applicants have determined to seek relief from section 17(a).

9.   The Section 17 Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Portfolios by the Separate Accounts, including the

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consideration to be paid and received, as described in the application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the terms of the proposed in-kind transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair, and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in rule 17a-7 under the Act.

10.   The proposed transactions will take place at relative net asset value in conformity with the requirements of section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Non-Qualified Annuity Contract or any Life Insurance Contract. The Substitutions will in no way alter the tax treatment of Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts, and no tax liability will arise for Non-Qualified Annuity and Life Insurance Contract Owners as a result of the Substitutions. The fees and charges under the Non-Qualified Annuity and Life Insurance Contracts will not increase because of the Substitutions. Even though the Company, the Separate Accounts, the Adviser, Investment Corporation II, and the Replacement Portfolios may not rely on rule 17a-7, the Section 17 Applicants believe that the rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

11.   The Section 17 Applicants also submit that the proposed in-kind purchases by the Separate Accounts are consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio. Finally, the Section 17 Applicants submit that the

Substitutions are consistent with the general purposes of the Act.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitutions will not be effected unless the Companies determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (ii) the Substitutions can be consummated as described in the application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.   The Companies or an affiliate thereof (other than Investment Corporation II) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be paid by Non-Qualified Annuity and Life Insurance Contract Owners to effect the Substitutions. The Substitutions will not cause the Contract fees and charges currently being paid by Non-Qualified Annuity and Life Insurance Contract Owners to be greater after the Substitution than before the Substitution.

3.   The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Non-Qualified Annuity Contract or Life Insurance Contract.

4.   The Substitutions will in no way alter the tax treatment of Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts, and no tax liability will arise for Non-Qualified Annuity and Life Insurance Contract Owners as a result of the Substitutions.

5.   The obligations of the Section 26 Applicants, and the rights of the Non-Qualified Annuity and Life Insurance Contract Owners, under the Non-Qualified Annuity and Life Insurance Contracts will not be altered in any way.

6.   For each Substitution, Non-Qualified Annuity and Life Insurance Contract Owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available subaccount without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except with respect to any frequent trading restrictions described in the relevant prospectus, the Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   For each Substitution, all Non-Qualified Annuity and Life Insurance Contract Owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of the Existing Portfolio with the Replacement Portfolio; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 6 above. In addition, for each Substitution, the Section 26 Applicants will

also deliver to Non-Qualified Annuity and Life Insurance Contract Owners, at least 30 days before the Substitution Date, a prospectus for the applicable Replacement Portfolio.

8.   For each Substitution, the Section 26 Applicants will deliver to each Non-Qualified Annuity and Life Insurance Contract Owner within five business days after the Substitution Date, a written confirmation which will include: (i) a confirmation that the Substitution was carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Non-Qualified Annuity and Life Insurance Contract Owner's positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

9.   Mutual of America will cause the Adviser, as the investment adviser of the Replacement Portfolios, to enter into a written contract with Investment Corporation II whereby, for a period of two years following the Substitution Date for each Substitution, the Adviser will, at least as frequently as the last business day of each fiscal quarter, reimburse the expenses of the Replacement Portfolio to the extent that the net annual operating expenses of the Replacement Portfolio (*i.e.*, after taking into account any other fee waivers or expense reimbursements) for such period exceed, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of the application. Any amounts waived or reimbursed by the Adviser will not be subject to recoupment rights. In addition, for each Substitution, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for the Non-Qualified Annuity and

Life Insurance Contract Owners for a period of at least two years following the Substitution Date.

      For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary